SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

COMMISSION FILE No. 1-9912

NOVA Gas Transmission Ltd.

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

A copy of the Registrant’s:

3.1.1	General By-Law dated June 10, 1994

3.1.2	Resolution of directors dated April 26, 2001 to amend the General By-Law

3.2.1	Articles of Amendment dated October 6, 1998

3.2.2	Restated Articles of Incorporation dated October 6, 1998

3.2.3	Certificate of Amendment and Registration of Restated Articles dated October 9, 1998

3.3.1	Articles of Amendment dated September 29, 1999

3.3.2	Certificate of Amendment and Registration of Restated Articles dated September 29, 1999

3.4.1	Articles of Amendment dated November 21, 2003

3.4.2	Certificate of Amendment and Registration of Restated Articles dated November 24, 2003 are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by NOVA Gas Transmission Ltd. under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Gas Transmission Ltd.

By:	/s/ Rhondda E.S. Grant
Rhondda E.S. Grant, Vice-President and Corporate Secretary

March 18, 2005

EXHIBIT INDEX

3.1.1	General By-Law dated June 10, 1994

3.1.2	Resolution of directors dated April 26, 2001 to amend the General By-Law

3.2.1	Articles of Amendment dated October 6, 1998

3.2.2	Restated Articles of Incorporation dated October 6, 1998

3.2.3	Certificate of Amendment and Registration of Restated Articles dated October 9, 1998

3.3.1	Articles of Amendment dated September 29, 1999

3.3.2	Certificate of Amendment and Registration of Restated Articles dated September 29, 1999

3.4.1	Articles of Amendment dated November 21, 2003

3.4.2	Certificate of Amendment and Registration of Restated Articles dated November 24, 2003